1-14212

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2002.

ASHANTI GOLDFIELDS COMPANY LIMITED

(Translation of Registrant's Name Into English)

Gold House, Patrice Lumumba Road
Roman Ridge, P.O. Box 2665
Accra, Ghana

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

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ASHANTI

P R E S S R E L E A S E

FOR IMMEDIATE RELEASE **14 AUGUST 2002**

ASHANTI-MANAGED JOINT VENTURE AWARDED PLATINUM MINERAL RIGHTS IN THE REPUBLIC OF SOUTH AFRICA AFTER COMPETITIVE BID

Ashanti Goldfields Company Limited ("**Ashanti**") is pleased to announce that the Department of Minerals and Energy of South Africa, has awarded to Tameng Mining & Exploration (Pty) Limited ("**Tameng**"), a joint venture company managed by Ashanti and in which it has an equity interest, exploration rights in respect of Platinum Group Metals (PGMs) in the Limpopo Province of the Republic of South Africa.

Tameng in which Ashanti has a 40% equity interest, together with Ashanti's joint venture partners Limpopo Economic Enterprise, formerly Northern Province Development Corporation, Ixia Trading, Boynton Investments (Pty) Ltd, Lembede Resources (Pty) Ltd and Tshilo Mining (Pty) Ltd, successfully bid for the property of M'phatlele's Location 457 KS.

This property is along strike to the east from Southern Era's Messina Mine. The sub-outcrop of the Merensky and UG2 Reefs have been mapped on the M'phatlele's Location over a strike length of 8 kilometres up to the Wonderkop fault. Ashanti and its joint venture partners expect to commence exploration to determine the potential of this property.

Commenting on the award Mr Sam Jonah, Chief Executive of Ashanti Goldfields Company Limited said " *We are pleased with the award of this significant exploration project for which there was a lot of competition. This is our first project in South Africa and our first PGM project. Together with our joint venture partners, our objective is to explore for and develop a viable operation in South Africa, based on our track record as a builder and operator of several major mines in the rest of Africa* "

END

Enquiries

Ashanti Goldfields Company Limited
James Anaman – Managing Director, Public Affairs Tel: +233 21 778178
Kweku Awotwi – MD, Strategic Planning & New Business Development Tel: +44 7798 500535
Peter Cowley – MD, Ashanti Exploration Limited Tel: +44 7798 503053

UK Contact
Corinne Gaisie Tel: +44 207 256 9938

North American Contact
Golin Harris
Allan Jordan Tel: +1 212 697 9191

Information included in this release contains "forward-looking statements" within the meaning of the US federal securities laws. Such statements are inherently subject to risk and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual events, financial and otherwise, may differ materially from the events and results discussed in the forward-looking statements due to certain risk factors, including without limitation, those set forth from time to time in Ashanti's filings with the US Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14,2002

ASHANTI GOLDFIELDS COMPANY LIMITED

By: ....

Name: Ernest Abankroh

Title: Company Secretary

Signature/ea*